UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

K49769 100

(CUSIP Number)

Lawrence H. Guffey The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Andrew Sillitoe Apax Partners LLP 33 Jermyn Street London SW1Y 6DN, U.K. +44 20 7872 6300	Ola Nordquist Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00

Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Gustavo Schwed Providence Equity LLP (formerly “Providence Equity Partners Limited”) 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800

Copy To:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU, U.K.

+44 20 7275 6500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

This Amendment No. 12 to the Schedule 13D of Nordic Telephone Company ApS (“NTC”) and the other joint filing persons as described therein amends and supplements the Schedule 13D filed by NTC on January 25, 2006, as amended prior to this Amendment No. 12 (collectively, the “Schedule 13D”). The Schedule 13D was previously filed by NTC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended. Therefore, the Schedule 13D, as amended by this Amendment No. 12, now relates to the beneficial ownership by NTC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Neither the filing of this Amendment No. 12 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of the Issuer referred to herein for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

“As discussed in Item 4 below, TDC disposed of 5,399,890 on November 2, 2009 and of 5,399,892 Shares on November 23, 2009, in each case pursuant to the Sale Agreement. Accordingly, this Amendment No. 12 is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing.”

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“On November 2, 2009, TDC consummated the sale of 5,399,890 Shares to Hungarian Telecom (Netherlands) Cooperatief U.A. (the “Equity Purchaser”) for the euro equivalent of USD 1 per Share, pursuant to a Sale and Purchase Agreement (the “Sale Agreement”), dated September 30, 2009, among TDC, the Equity Purchaser and Hungarian Telecom Finance International Limited (the “Debt Purchaser” and together with the Equity Purchaser, the “Purchasers”). The Purchasers are affiliates of Mid Europa Partners.

On November 23, 2009, TDC consummated the sale of the balance of 5,399,892 Shares to the Equity Purchaser for the euro equivalent of USD 1 per Share pursuant to the Sale Agreement.

The aforementioned sales were effected by Danske Bank A/S, as agent of TDC and the Equity Purchaser, by way of a transfer of the Shares to the Equity Purchaser’s custodial account at Danske Bank A/S.

As a result of such sale, the Reporting Persons may no longer be deemed to indirectly beneficially own any Shares of the Issuer and therefore will no longer be required to report their holdings on this Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

"(a)

According to the Schedule 13D/A filed by TDC on November 23, 2009, at the close of business on November 23, 2009, TDC will have no beneficial ownership of any Shares of the Issuer.

Accordingly, the Reporting Persons may, as of the same date, no longer be deemed to have any indirect beneficial ownership of any Shares of the Issuer.

(b)

According to the Schedule 13D/A filed by TDC on November 23, 2009, at the close of business on November 23, 2009, TDC will have no sole or shared power to vote, direct the vote, dispose or direct the disposal of, any Shares.

Accordingly, the Reporting Persons may, as of the same date, no longer be deemed to have any sole or shared power to vote, direct the vote, dispose or direct the disposal of, any Shares.

2

(c)

Other than the transactions contemplated by the Sale Agreement described in Item 4, which description is incorporated by reference in this Item, there have been no transactions by the Reporting Persons relating to the Shares since the most recent amendment to this Schedule 13D filed on November 2, 2009.

(d)

Not applicable.

(e)

As a result of the consummation of the transactions contemplated by the Sale Agreement on November 23, 2009, the Reporting Persons may no longer be deemed to have any indirect beneficial ownership of any Shares of the Issuer.”

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

“Other than as described in Item 4, which description is incorporated by reference in this Item, the Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of securities, finder’s fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2009

NORDIC TELEPHONE COMPANY APS
By:	/s/ Andrew Sillitoe
Andrew Sillitoe Director
By:	/s/ Oliver Haarmann
Oliver Haarmann Director
By:	/s/ Gustavo Schwed
Gustavo Schwed Director
By:	/s/ Lawrence H. Guffey
Lawrence H. Guffey Director
By:	/s/ Kurt Björklund
Kurt Björklund Director

NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ Andrew Sillitoe
Andrew Sillitoe Director
By:	/s/ Oliver Haarmann
Oliver Haarmann Director
By:	/s/ Gustavo Schwed
Gustavo Schwed Director
By:	/s/ Lawrence H. Guffey
Lawrence H. Guffey Director
By:	/s/ Kurt Björklund
Kurt Björklund Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
/s/ Andrew Sillitoe
By:	Andrew Sillitoe Authorized Person
For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1, L.P.
/s/ Andrew Sillitoe
By:	Andrew Sillitoe Authorized Person
For and on behalf of Apax Europe VI GP Co. Limited as general partner of Apax Europe VI GP, L.P. Inc.
/s/ Denise Fallaize
By:	Denise Fallaize Authorized Person
For and on behalf of Apax Europe VI GP Co. Limited
/s/ Denise Fallaize
By:	Denise Fallaize Authorized Person
For and on behalf of Apax Partners Europe Managers Ltd.
/s/ Andrew Sillitoe
By:	Andrew Sillitoe Authorized Person
For and on behalf of Apax Angel Syndication Partners (Cayman) GP Ltd acting in its capacity as general partner of Apax Angel Syndication Partners (Cayman) L.P.
/s/ Mark Cook
By:	Mark Cook Authorized Signatory
Apax Angel Syndication Partners (Cayman) GP Ltd
/s/ Mark Cook
By:	Mark Cook Authorized Signatory

Blackstone NSS Communications Partners (Cayman) L.P. By Blackstone Communications Management Associates (Cayman) L.P., its General Partner By Blackstone Communications GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager
Blackstone Family Communications Partnership (Cayman) L.P. By Blackstone Communications GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager
Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its General Partner By BCP IV GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager

Blackstone Capital Partners (Cayman) IV-A L.P. By Blackstone Management Associates (Cayman) IV L.P., its General Partner By BCP IV GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager
Blackstone Family Investment Partnership (Cayman) IV-A L.P. By BCP IV GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager
Blackstone Participation Partnership (Cayman) IV L.P. By BCP IV GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Authorized Person
Blackstone Communications Management Associates (Cayman) L.P. By Blackstone Communications GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager
Blackstone Management Associates (Cayman) IV L.P. By BCP IV GP L.L.C., its General Partner
/s/ Robert L. Friedman
By:	Robert L. Friedman Manager
Blackstone FI Communications Associates (Cayman) Ltd.
/s/ Robert L. Friedman
By:	Robert L. Friedman Director

Blackstone LR Associates (Cayman) IV Ltd.
/s/ Robert L. Friedman
By:	Robert L. Friedman Director
/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

Signed by for and on behalf of

KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner

By: KKR Millennium Limited, its general partner

/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership By: KKR Millennium Limited, its general partner
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR Millennium Limited
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR European Fund II, Limited Partnership By: KKR Associates Europe II, Limited Partnership, its general partner By: KKR Europe II Limited, its general partner
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR Associates Europe II, Limited Partnership By: KKR Europe II Limited, its general partner
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person

Signed by for and on behalf of KKR Europe II Limited
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR Partners (International) Limited Partnership By: KKR 1996 Overseas Limited
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR 1996 Overseas Limited
/s/ William J. Janetschek
By:	William J. Janetschek Authorized Person
Signed by for and on behalf of KKR Fund Holdings L.P. By: KKR Fund Holdings GP Limited its general partner
/s/ William J. Janetschek
By:	William J. Janetschek Director
Signed by for and on behalf of KKR Fund Holdings GP Limited
/s/ William J. Janetschek
By:	William J. Janetschek Director
Signed by for and on behalf of KKR Group Holdings L.P. By: KKR Group Limited its general partner
/s/ William J. Janetschek
By:	William J. Janetschek Director

Signed by for and on behalf of KKR Group Limited
/s/ William J. Janetschek
By:	William J. Janetschek Director
Signed by for and on behalf of KKR & Co. L.P. By: KKR Management LLC its general partner
/s/ William J. Janetschek
By:	William J. Janetschek Attorney-in-fact for Henry R. Kravis Designated Member

/s/ William J. Janetschek
By:	William J. Janetschek Attorney-in-fact for George R. Roberts Designated Member
Signed by for and on behalf of KKR Management LLC
/s/ William J. Janetschek
By:	William J. Janetschek Attorney-in-fact for Henry R. Kravis Designated Member

/s/ William J. Janetschek
By:	William J. Janetschek Attorney-in-fact for George R. Roberts Designated Member
Signed by for and on behalf of Henry R. Kravis
/s/ William J. Janetschek
By:	William J. Janetschek Attorney-in-fact

Signed by for and on behalf of George R. Roberts
/s/ William J. Janetschek
By:	William J. Janetschek Attorney-in-fact

Signed by for and on behalf of Permira Europe III G.P. Limited as general partner of Permira Europe III G.P. L.P. as general partner of Permira Europe III L.P.1	) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe III G.P. Limited as general partner of Permira Europe III G.P. L.P. as general partner of Permira Europe III L.P.2	) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe III G.P. Limited as general partner of Permira Europe III G.P. L.P. as managing limited partner of Permira Europe III GmbH & Co. KG	) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Nominees Limited as nominee for Permira Investments Limited	) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe III G.P. Limited as administrator of Permira Europe III Co-investment Scheme	) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director
Signed by for and on behalf of Permira Europe III G.P. Limited as general partner of Permira Europe III G.P. L.P.	) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe III G.P. Limited	) ) )	/s/ Kees Jager
Kees Jager Alternative Director
Signed by for and on behalf of Permira Holdings Limited	) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe II Managers L.P. as general partner of Permira Europe II L.P. 1, acting by its general partner Permira (Europe) Limited	) ) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe II Managers L.P. as general partner of Permira Europe II L.P. 2, acting by its general partner Permira (Europe) Limited	) ) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe II Managers L.P. as managing general partner of Permira Europe II C.V.3 acting by its general partner Permira (Europe) Limited	) ) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira Europe II Managers L.P. as managing general partner of Permira Europe II C.V.4 acting by its general partner Permira (Europe) Limited	) ) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira (Europe) Limited as manager of Permira Europe II Co-Investment Scheme	) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of SV (Nominees) Limited as nominee for Schroder Ventures Investments Limited	) ) ) )	/s/ Sarah Biggins
Sarah Biggins Director

Signed by for and on behalf of Permira Europe II Managers L.P. acting by its general partner Permira (Europe) Limited	) ) ) ) )	/s/ Kees Jager
Kees Jager Alternative Director

Signed by for and on behalf of Permira (Europe) Limited	) ) )	/s/ Kees Jager
Kees Jager Alternative Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P. By: Providence Equity Offshore GP V L.P., the General Partner By: Providence Equity Partners (Cayman) V Ltd., its general partner
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Person

PROVIDENCE EQUITY OFFSHORE GP V L.P. By: Providence Equity Partners (Cayman) V Ltd., its general partner
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Person

PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P. By: Providence Equity Offshore GP IV L.P., the General Partner By: Providence Equity Partners (Cayman) IV Ltd., its general partner
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Person

PROVIDENCE EQUITY OFFSHORE GP IV L.P. By: Providence Equity Partners (Cayman ) IV Ltd., its general partner
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Person

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P. By: Providence Equity GP IV L.P., the General Partner By: Providence Equity Partners IV L.L.C., its general partner
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Signatory

PROVIDENCE EQUITY GP IV L.P. By: Providence Equity Partners IV L.L.C., its general partner
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Signatory

PROVIDENCE EQUITY PARTNERS IV L.L.C.
By:	/s/ Paul J. Salem
Paul J. Salem Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) L.P. By: Providence Syndication Partners (Cayman) GP Ltd., its general partner
By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) GP, Ltd.
By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson Authorized Signatory

By:	/s/ Paul J. Salem
Paul J. Salem
By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson
By:	/s/ Glenn M. Creamer
Glenn M. Creamer